EXHIBIT 99.1

Stantec to release second quarter 2024 results on August 7, 2024 and host conference call on August 8, 2024

EDMONTON, Alberta, July 16, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, will release its second quarter 2024 financial results after markets close on Wednesday, August 7, 2024. On Thursday, August 8, 2024, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will hold a webcast and conference call to discuss the Company’s performance.

Q2 2024 Webcast and Conference Call

Thursday, August 8, 2024 at 7:00 AM Mountain Time (9:00 AM Eastern Time)
Go to Webcast

Conference Call - Preregistration is recommended

To participate in the Q&A, please register:
Conference Call Registration (Canada and United States).
After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. Ensure you have registered at least 10 minutes before the start of the call.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569- 5389
ir@stantec.com

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